Exhibit 12.1

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the year ended December 31, 2017
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$239,867

Add:
Interest on indebtedness (excluding capitalized interest)	191,483
Amortization of debt premiums, discounts and capitalized expenses	8,118
Amortization of capitalized interest	5,208
Portion of rents representative of the interest factor	7,287
451,963

Distributed income from equity investees	58,189

Pretax earnings from continuing operations, as adjusted	$510,152

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$191,483
Capitalized interest	14,480
Amortization of debt premiums, discounts and capitalized expenses	8,118
Portion of rents representative of the interest factor	7,287

Fixed charges	$221,368

Ratio of earnings to fixed charges	2.3